UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Clementia Pharmaceuticals Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

185575107

(CUSIP Number)

Ipsen S.A.

65, quai Georges Gorse

Boulogne Billancourt

92650

France

Attn: General Counsel

+33 (0) 1 58 33 50 00

with a copy to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attn: Kingsley Taft

Lisa R. Haddad

Andrew H. Goodman

(617) 570-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2019

(Date of Event Which Requires Filing of this Statement)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 185575107	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Ipsen S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,645,047*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,645,047*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Support and Voting Agreements (as defined in Item 3), based on 37,970,985 Common Shares outstanding as of February 24, 2019, the Reporting Person may be deemed to have beneficial ownership of 19,645,047 Common Shares, which is equal to 51.7% of the voting power of issued and outstanding Common Shares as of February 25, 2019. The Reporting Person expressly disclaims beneficial ownership of any Common Shares covered by the Support and Voting Agreements.

CUSIP No. 185575107	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS 11188291 Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,645,047*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,645,047*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Support and Voting Agreements (as defined in Item 3), based on 37,970,985 Common Shares outstanding as of February 24, 2019, the Reporting Person may be deemed to have beneficial ownership of 19,645,047 Common Shares, which is equal to 51.7% of the voting power of issued and outstanding Common Shares as of February 25, 2019. The Reporting Person expressly disclaims beneficial ownership of any Common Shares covered by the Support and Voting Agreements.

CUSIP No. 185575107	Page 4 of 12 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, no par value (the “Common Shares”), of Clementia Pharmaceuticals Inc., a corporation existing under the Canada Business Corporations Act (the “Issuer” or “Clementia”). The Issuer’s principal executive offices are located at 1000 de la Gauchetiere Street West, Suite 1200, Montreal, Quebec, Canada, H3B 4W5.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly, pursuant to a joint filing agreement included as Exhibit 1.01 hereto, by:

1.

Ipsen S.A., a société anonyme existing under the laws of France (“Ipsen”). The principal business office of Ipsen is 65, quai Georges Gorse, Boulogne Billancourt 92650, France. Ipsen develops and commercializes innovative medicines in three key therapeutic areas: oncology, neuroscience and rare diseases.

2.

11188291 Canada Inc., a corporation existing under the Canada Business Corporations Act (“Purchaser” and together with Ipsen, the “Reporting Persons”). The principal business office of Purchaser is 1501 McGill College Avenue, Montreal, Quebec, Canada, H3A 3N. Purchaser is a wholly-owned subsidiary of Ipsen formed for the purpose of entering into the Arrangement described in Item 4.

Set forth on Annex A-1 and Annex A-2 to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of the Reporting Persons, which contains the following information with respect to each such person: (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (d) citizenship.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Annex A-1 and Annex A-2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As described in response to Item 4, the Support and Voting Agreement Shares (as defined below) to which this Statement relates have not been purchased by Ipsen or Purchaser, and thus no funds were used for such purpose. In connection with Ipsen’s and Purchaser’s entry into the Arrangement Agreement described in Item 4, the individuals set forth on Annex B hereto (collectively, the “Shareholders”), each entered into a Support and Voting Agreement (the “Support and Voting Agreements”) with Ipsen and Purchaser with respect to the Support and Voting Agreement Shares (as defined below). Neither Ipsen nor Purchaser paid additional consideration to the Shareholders in connection with the execution and delivery of the Support and Voting Agreements. For a description of the Voting and Support Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4. Purpose of Transaction.

Item 3 is incorporated by reference in this Item 4 as if fully set forth herein.

In connection with Ipsen’s and Purchaser’s entry into the Arrangement Agreement, each of the Shareholders entered into the Support and Voting Agreements. The purpose of the Support and Voting Agreements is to facilitate the consummation of the Arrangement.

CUSIP No. 185575107	Page 5 of 12 Pages

Arrangement Agreement

On February 24, 2019, Ipsen and Purchaser entered into an Arrangement Agreement (the “Arrangement Agreement”) with Issuer pursuant to which Ipsen has agreed to acquire, through a wholly-owned subsidiary, by way of a statutory plan of arrangement (the “Arrangement”) under the Canada Business Corporation Act, all of the issued and outstanding Common Shares of Issuer for US$25.00 per share in cash upfront (the “Cash Consideration”), plus a contingent value right (“CVR” and together with the Cash Consideration, the “Consideration”) of US$6.00 per Common Share upon the acceptance, on or before December 31, 2024 by the U.S. Food and Drug Administration of a of a New Drug Application for Palovarotene for the treatment of multiple osteochondromas based on the results of the Phase II/III Clinical Trial being conducted by the Issuer as of the date of the Arrangement Agreement.

Under the Arrangement, each unvested option and deferred share unit will be deemed to have been vested as at the Effective Time (as defined in the Arrangement Agreement). Subsequently, each outstanding option will be deemed to be transferred by the holder to the Issuer in exchange for, in respect of each option for which the Cash Consideration exceeds the exercise price, (i) an amount equal to the Cash Consideration less the applicable exercise price in respect of such option, and (ii) one CVR, less any applicable withholdings, and such option shall be immediately cancelled. For greater certainty, where the exercise price of any option is greater than the Cash Consideration, neither the Issuer nor the Purchaser shall be obligated to pay the holder of such option the Consideration or any other amount in respect of such option, and the option shall be immediately cancelled for no consideration. In addition, each outstanding deferred share unit will be deemed to be transferred by the holder to the Issuer in exchange for the Consideration, less any applicable withholdings, and such deferred share unit shall be immediately cancelled.

The Arrangement Agreement contains representations and warranties from Issuer, Ipsen and Purchaser, each with respect to its and its subsidiaries’ businesses, and each party has agreed to customary covenants, including covenants relating to the conduct of its business during the period between the execution of the Arrangement Agreement and the consummation of the Arrangement. The Arrangement Agreement has been approved by the Board of Directors of each of the Issuer and Parent. The Arrangement is subject to customary closing conditions for a transaction of this nature, including court approval, approval of at least 66 2⁄3% of the votes cast by the shareholders of Issuer present in person or represented by proxy at the special meeting of holders of Common Shares of Issuer, approval of a simple majority of the votes cast by the shareholders present in person or represented by proxy at the special meeting, excluding the votes attached to Common Shares that are required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, and applicable regulatory approvals by the relevant authorities in Canada and the United States.

The Arrangement Agreement provides termination rights for Issuer and Ipsen, including if, subject to certain exceptions and qualifications (a) the Arrangement is not consummated by May 25, 2019 (the “Outside Date”), (b) the required shareholder approval is not obtained and (c) any law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins Issuer, Purchaser or Ipsen from consummating the Arrangement. The Arrangement Agreement also provides certain termination rights (a) for the benefit of Ipsen, including (i) a Change in Recommendation (as defined in the Arrangement Agreement) by Clementia’s board of directors or (ii) for a breach of any representation, warranty, covenant or agreement made by Clementia under the Arrangement Agreement (subject to certain procedures and materiality exceptions) and (b) for the benefit of Clementia, including (i) if the Clementia board of directors authorizes Clementia to enter into a definitive written agreement with respect to a Superior Proposal (as defined in the Arrangement Agreement) and (ii) for a breach of any representation, warranty, covenant or agreement made by Ipsen or Purchaser under the Arrangement Agreement (subject to certain procedures and materiality exceptions).

Clementia will be required to pay a termination fee of $35,000,000 (the “Clementia Termination Fee”) if the Arrangement Agreement is terminated, subject to certain exceptions and qualifications (i) by Clementia, pursuant to its right to terminate the Arrangement Agreement in the context of a Superior Proposal (ii) by Purchaser, pursuant to its right to terminate the Arrangement Agreement in the context of a Superior Proposal, a Change in Recommendation or a material breach of Clementia’s additional covenants regarding non-solicitation set forth in the Arrangement Agreement or (iii) by Purchaser or Clementia, pursuant to their right to terminate the Arrangement Agreement if the Outside Date occurs, or (B) by the Purchaser pursuant to its right to terminate the Arrangement Agreement in the context of a breach of a representation or warranty or failure to perform a covenant by the Issuer, subject to certain conditions and limitations.

CUSIP No. 185575107	Page 6 of 12 Pages

The Arrangement Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about Ipsen, Purchaser, Clementia, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Arrangement Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Arrangement Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Arrangement Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Ipsen’s shareholders and Clementia’s shareholders and other investors are not third-party beneficiaries under the Arrangement Agreement and should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Ipsen, Clementia, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Arrangement Agreement, which subsequent information may or may not be fully reflected in public disclosures by Ipsen and Clementia.

Support and Voting Agreements

In connection with Ipsen’s and Purchaser’s entry into the Arrangement Agreement, each Shareholder entered into Support and Voting Agreements.

Subject to the terms and conditions set forth in the Support and Voting Agreements, each Shareholder has agreed, among other things, to vote the Common Shares that they own in favor of the approval of the Arrangement and in favor of any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement (the “Support and Voting Agreement Shares”).

The Support and Voting Agreements also restrict each Shareholder from, among other things, transferring or agreeing to transfer any of their Common Shares. Each Shareholder is also restricted from, directly or indirectly, (i) soliciting proxies, or becoming a participant in a solicitation in opposition to, or competition with the Arrangement Agreement or acting jointly or in concert with others with respect to the voting securities of Issuer for the purpose of opposing or competing with the Purchaser or Ipsen in connection with the Arrangement Agreement; (ii) publicly withdrawing support from the transactions contemplated by the Arrangement Agreement or publicly approving or recommending any Acquisition Proposal, (iii) entering, or proposing publicly to enter into any agreement related to an Acquisition Proposal and (v) joining in the requisition of any meeting of the shareholders of Issuer for the purpose of considering any resolution related to any Acquisition Proposal.

The Support and Voting Agreements will automatically terminate upon the earlier of the Effective Time or the termination of the Arrangement Agreement in accordance with the terms therein. In addition, a Support and Voting Agreement may be terminated in writing (i) at any time prior to the Effective Time, by the mutual agreement of the parties to such Support and Voting Agreement; (ii) by Purchaser or Ipsen if the Shareholder party to such Support and Voting Agreement breaches or is in default of any of the covenants or obligations of the Shareholder under such Support and Voting Agreement and such breach or such default has or may have an adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement or if any of the representations or warranties of the Shareholder under such Support and Voting Agreement were at the date of execution of such Support and Voting Agreement, or subsequently become, untrue or incorrect in any material respect, provided that the Purchaser or Ipsen has notified the Shareholder in writing of any of the foregoing events and the same has not been cured by such Shareholder within 10 days of the date such notice was received by the Shareholder; (iii) by the Shareholder party to such Support and Voting Agreement if the Purchaser or Ipsen breaches or is in default of any of the covenants or obligations of Purchaser or Ipsen under such Support and Voting Agreement and such breach or such default has or may have an adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement or if any of the representations or warranties of the Purchaser or Ipsen under such Support and Voting Agreement were at the date of execution of such Support and Voting Agreement, or subsequently become, untrue or incorrect in any material respect, provided that the Shareholder has notified the Purchaser or Ipsen in writing of any of the foregoing events and the same has not been cured by Purchaser or Ipsen within 10 days of the date such notice was

CUSIP No. 185575107	Page 7 of 12 Pages

received by the Purchaser or Ipsen; (iv) by the Shareholder party to such Support and Voting Agreement or the Purchaser at any time on or after the Outside Date; or (v) by the Shareholder party to such Support and Voting Agreement if the Arrangement Agreement is amended (i) in a manner that results in a reduction or change in the form of consideration payable per Support and Voting Agreement Share (other than to increase the consideration per Support and Voting Agreement Share and/or to add additional consideration, in each case without reducing the amount of cash consideration per Support and Voting Agreement Share) or (ii) in any other respect that is materially adverse to the Shareholder.

The foregoing descriptions of the Arrangement Agreement and the Support and Voting Agreements are qualified in their entirety by reference to the full text of such agreements. The Arrangement Agreement and the Support and Voting Agreements are filed as Exhibits 1.02, 1.03, 1.04, 1.05 and 1.06 hereto and are incorporated herein by reference.

Except as set forth in this Schedule 13D, the Arrangement Agreement and the Support and Voting Agreements, none of the Reporting Persons have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

The responses of Ipsen and Purchaser to rows (7) through (13) of the cover page to this Schedule 13D and Item 3 are incorporated by reference in this Item 5 as if fully set forth herein.

(a)    Other than those Common Shares that may be deemed to be beneficially owned by Ipsen and Purchaser in connection with the Support and Voting Agreements, Ipsen and Purchaser have not acquired and do not beneficially own any Common Shares. Neither Ipsen nor Purchaser is entitled to any rights as a shareholder of the Issuer as to the Common Shares covered by the Support and Voting Agreements, except as expressly provided in the Support and Voting Agreements. This Schedule 13D shall not be construed as an admission by Ipsen or Purchaser that Ipsen or Purchaser, as applicable, is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any Common Shares.

(b)    Except as set forth in this Item 5, no Reporting Person and, to the best of the Reporting Persons’ knowledge no person listed on Annex A-1 and Annex A-2 beneficially owns any Common Shares or has the right to acquire any Common Shares. Set forth on Annex B to this Schedule 13D, and incorporated herein by reference, is, to the best of Ipsen’s and Purchaser’s knowledge, the information required by Item 2 of Schedule 13D for each of the Shareholders with whom Ipsen and Purchaser may be deemed to have shared voting power with respect to the Common Shares owned by such Shareholders.

(c)    Except as set forth in this Item 5, no Reporting Person, and to the best of the Reporting Persons’ knowledge, no persons listed in Annex A-1 and Annex A-2 has effected any transactions in the Common Shares during the past sixty (60) days.

(d)    No Reporting Person and, to the best of the Reporting Persons’ knowledge, no person listed on Annex A-1 and Annex A-2 (other than the Shareholders) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3, Item 4 and Item 5 and the agreements filed as Exhibits 1.02, 1.03, 1.04, 1.05 and 1.06 are incorporated by reference in this Item 6 as if fully set forth herein.

Except as set forth in this Item 6, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among Ipsen or Purchaser or any of the persons listed in Annex A, or between such persons and any person with respect to any securities of the Issuer (including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements), including, but not limited to, transfer or voting of any of the Common Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 185575107	Page 8 of 12 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name

1.01*	Joint Filing Agreement, dated as of March 6, 2019 by and between Ipsen S.A. and 11188291 Canada Inc.

1.02	Arrangement Agreement, dated February 24, 2019, by and among Clementia Pharmaceuticals Inc., Ipsen S.A. and 11188291 Canada Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed by Clementia Pharmaceuticals Inc. with the SEC on February 25, 2019).

1.03	Support and Voting Agreement, dated as of February 24, 2019, by and between Orbimed Private Investments IV, LP, 11188291 Canada Inc. and Ipsen S.A. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed by Clementia Pharmaceuticals Inc. with the SEC on February 25, 2019).

1.04	Form of Support and Voting Agreement by and between 11188291 Canada Inc., Ipsen S.A and certain directors and executive officers of Clementia Pharmaceuticals, Inc. (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed by Clementia Pharmaceuticals Inc. with the SEC on February 25, 2019).

1.05	Support and Voting Agreement, dated as of March 2, 2019, by and between BDC Capital Inc., 11188291 Canada Inc. and Ipsen S.A. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed by Clementia Pharmaceuticals Inc. with the SEC on March 6, 2019).

1.06	Support and Voting Agreement, dated as of March 4, 2019, by and between New Enterprise Associates 15, L.P., 11188291 Canada Inc. and Ipsen S.A. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed by Clementia Pharmaceuticals Inc. with the SEC on March 6, 2019).

*Filed herewith.

CUSIP No. 185575107	Page 9 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2019

IPSEN S.A.

By:	/s/ David Meek
Name: David Meek Title: Chief Executive Officer

11188291 CANADA INC.

By:	/s/ Francois Garnier
Name: Francois Garnier Title: President

CUSIP No. 185575107	Page 10 of 12 Pages

ANNEX A-1

Executive Officers and Directors of Ipsen S.A.

The following sets forth the (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (d) citizenship of each of the executive officers and directors of Ipsen. Unless otherwise indicated, (x) the executive officer’s or director’s business address is located at 65, quai Georges Gorse, Boulogne Billancourt 92650, France, and (y) the name, principal business and address of the corporation or other organization in which an executive officer’s or director’s employment is conducted refers to Ipsen as described in Ipsen’s response to Item 2 of this Schedule 13D, which is incorporated herein by reference.

Name	Present Principal Occupation or Employment & Name, Principal Business and Address of the Corporation or Organization in which Conducted	Citizenship

Board of Directors
Marc de Garidel	Chief Executive Officer, Corvidia Therapeutics (USA)	French
Anne Beaufour	Vice Chairperson of the Board of Directors and Managing Director, Mayroy SA (Luxembourg)	French
Henri Beaufour	Director, Mayroy SA (Luxemborg)	French
Philippe Bonhomme	Partner, Director and Member of the Management Committee, Hottinguer Corporate Finance SA (France)	French
Antoine Flochel	Legal Manager, Financière de Catalogne SPRL (Luxemburg)	French
Margaret Liu	Global Health, Vaccines and Immunotherapy Consultant, ProTherImmune (USA)	USA
David Meek	Chief Executive Officer, Ipsen SA (USA)	USA
Michele Ollier	Partner, Medicxi (Switzerland and United Kingdom)	French, Swiss
Jean-Marc Parant	Board director representing the employees	French
Head of Digital Learning Solutions, Ipsen Pharma SAS (France)
Paul Sekhri	Chief Executive Officer, e-Genesis (USA)	USA
Carol Stuckley	Chief Financial Officer and Senior Vice President, Healthcare Payment Specialists, LLC (USA)	USA
Piet Wigernick	Chief Scientific Officer, Galapagos NV (Belgium)	Belgian
Carol Xueref	Chairperson, Floem SAS (France)	British

Executive Officers
David Meek	Chief Executive Officer	USA
Dominque Bery	Executive Vice President, Strategy & Transformation	French
Francois Garnier	Executive Vice President, General Counsel	French
Benoit Hennion	Executive Vice President and President, Primary Care	French
Dominique Laymand	Executive Vice President, Chief Ethics and Compliance Officer	French
Dr. Alexandre Lebeaut	Executive Vice President, R&D and Chief Scientific Officer	USA
Aymeric Le Chatelier	Executive Vice President, Chief Financial Officer	French
Ivana Magovcevuc-Liebisch	Executive Vice President, Chief Business Officer	USA
Regis Mulot	Executive Vice President, Chief Human Resources Officer	French
Aidan Murphy	Executive Vice President, Technical Operations	British
Richard Paulson	Executive Vice President & Chief Executive Officer of Ipsen North America	Canadian
Harout Semerjian	Executive Vice President, Chief Commercial Officer	Canadian

CUSIP No. 185575107	Page 11 of 12 Pages

ANNEX A-2

Executive Officers and Directors of 11188291 Canada Inc.

The following sets forth the (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (d) citizenship of each of the executive officers and directors of Purchaser. Unless otherwise indicated, (x) the executive officer’s or director’s business address is located at 1501 McGill College Avenue, Montreal, Quebec, Canada, H3A 3N, and (y) the name, principal business and address of the corporation or other organization in which an executive officer’s or director’s employment is conducted refers to Purchaser as described in Purchaser’s response to Item 2 of this Schedule 13D, which is incorporated herein by reference.

Name	Present Principal Occupation or Employment & Name, Principal Business and Address of the Corporation or Organization in which Conducted	Citizenship

Board of Directors
Edward Joseph Dybka	President and Director, Ipsen Biopharmaceuticals Canada Inc.	Canada

Executive Officers
Francois Garnier	President	French
Ivana Magovcevic-Liebisch	Vice President	USA
Aymeric Le Chatelier	Vice President	French

CUSIP No. 185575107	Page 12 of 12 Pages

ANNEX B

Shareholders

Shareholder	Common Shares
Orbimed Private Investments IV, LP	10,425,225
BDC Capital Inc.	5,298,959
New Enterprise Associates 15, L.P.	2,706,283
Allan Mandelzys	58,751
Clarissa Desjardins	814,054
Donna Roy Grogan	69,866
Francois Nader	103,329
Jeffrey Packman	104,685
Robert Heft	63,895